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                              September 23, 2022

       Russell H. McMeekin
       Chief Executive Officer
       mCloud Technologies Corp.
       550-510 Burrard Street
       Vancouver, British Columbia
       Canada, V6C 3A8

                                                        Re: mCloud Technologies
Corp.
                                                            Correspondence
dated September 2, 2022
                                                            File No. 333-264859

       Dear Mr. McMeekin:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2022 letter.

       Correspondence dated September 2, 2022

       General

   1. We have reviewed your response to our prior comment. Please clarify your statement that
                                                        the    loss of control
as a result of an agreement is not a disposal." In this regard, provide us with your
comprehensive accounting analysis, with citation to authoritative guidance and the material terms
of contracts, that supports your accounting for both the
                                                        consolidation of and
the loss of control of Agnity. Please clarify why the loss of control of
                                                        Agnity does not
represent a sale to a third-party. Your analysis should address IFRS 5.32 to explain why the
Agnity business was not presented as held for sale as of June 30, 2022 as well as subsequent
to period end.
 Russell H. McMeekin
mCloud Technologies Corp.
September 23, 2022
Page 2

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,
FirstName LastNameRussell H. McMeekin
                                                          Division of
Corporation Finance
Comapany NamemCloud Technologies Corp.
                                                          Office of Technology
September 23, 2022 Page 2
cc:       Avital Perlman
FirstName LastName